Exhibit n.5

Report of Independent Registered Public Accounting Firm on Supplementary Information

We previously audited, in accordance with the standards of the Public Company Oversight Board (United States), the consolidated financial statements of Hercules Technology Growth Capital, Inc. as of and for the year ended December 31, 2009 (not presented herein) and issued an unqualified opinion on those consolidated financial statements dated March 12, 2010. The Senior Securities information as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information has been subjected to the auditing procedures applied in our audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as whole.

/s/ Ernst & Young LLP

San Francisco, California

March 12, 2010